Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Ordinary Shares, par value $0.0005 per share, of China Digital TV Holding Co., Ltd., a company organized under the laws of the Cayman Islands, and that this agreement may be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 4, 2017.

ZENGXIANG LU

/s/ Zengxiang Lu

POLAR LIGHT GROUP LIMITED

/s/ Zengxiang Lu Zengxiang Lu Director